UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☑	Form 10-Q	☐	Form N-SAR	☐	Form N-CSR

For Period Ended:	June 30, 2005

Transition Report on Form 10-K

Transition Report on Form 20-F

Transition Report on Form 11-K

Transition Report on Form 10-Q

Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I —REGISTRANT INFORMATION

MARGO CARIBE, INC.
Full Name of Registrant

N/A
Former Name if Applicable

Road 690, Kilometer 5.8
Address of Principal Executive Office (Street and Number)

Vega Alta, Puerto Rico 00692
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑ (b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company’s Form 10-QSB for the quarter ended June 30, 2005 will not be timely filed because of additional time required by the Company's management for the preparation and review of the Company’s unaudited financial statements to be included in the Form 10-QSB.  The compilation, dissemination and review of the information required to be presented in the Form 10-QSB for the relevant fiscal quarter has imposed time constraints that have rendered timely filing of the Form 10-QSB impracticable without undue hardship and expense to the Company.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Luis R. Carrasquillo, Senior Vice President and Chief Financial Officer	787	883-2570
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes	☒	No	☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	☒	No	☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the result cannot be made.

The Company previously announced its unaudited results for the quarter ended June 30, 2005, in a press release dated August 8, 2005 that was filed as an exhibit to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 12, 2005.

As disclosed in the Company's press release dated August 8, 2005, the Company reported net income of $162,000 and $186,000 for the quarter and six months ended June 30, 2005 compared to a net loss of $212,000 and $191,000 for the comparable periods of 2004.

Margo Caribe, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 16, 2005	By:	Luis R. Carrasquillo
Senior Vice President and Chief Financial Officer